

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2024

Timothy Go
Chief Executive Officer and President
HF Sinclair Corporation
2828 N. Harwood, Suite 1300
Dallas, TX 75201

      Re: HF Sinclair Corporation
          Registration Statement on Form S-4 filed May 10, 2024
          Filed May 10, 2024
          File No. 333-279321

Dear Timothy Go:

      We have conducted a limited review of your registration statement and have the following comment.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4 filed May 10, 2024

General

1.   We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2023. We will not be in a position to accelerate the effectiveness of your registration statement until all comments on this filing are resolved.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Katherine Terrell Frank